Exhibit 23.3

Consent of Independent Auditors

The Board of Directors

Redwood Systems, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-1 of CommScope Holding Company, Inc. dated June 12, 2014 of our report dated May 1, 2013 except as to note 10(c) which is as of July 3, 2013, with respect to the consolidated balance sheets of Redwood Systems, Inc. and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for each of the years then ended, included in the registration statement on Form S-1 (No. 333-196467) dated June 2, 2014, for the registration of its common stock. We also consent to the reference to our firm under the heading “Experts” in the registration statement on Form S-1 (No. 333-196467) that is incorporated by reference in this registration statement.

/s/ KPMG LLP

San Francisco, California

June 11, 2014